

Mail Stop 3561

February 13, 2017

<u>Via E-mail</u>
Grover T. Wickersham
Chief Executive Officer
Eastside Distilling, Inc.
1805 SE Martin Luther King Jr. Blvd.
Portland, Oregon 97214

> **Re:** **Eastside Distilling, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 1, 2017**
> **File No. 333-215848**

Dear Mr. Wickersham:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Liquidity and Capital Resources, page 35</u>

1. Please provide an updated discussion of your liquidity needs, as it appears your disclosure in the fourth paragraph of this section refers to the December 31, 2016 fiscal year. Refer to Instruction 5 of Item 303(a) of Regulation S-K and Section IV in Securities Act Release No. 33-8350 for guidance.

<u>Executive Compensation, page 54</u>

2. Please update your executive compensation disclosure to include the information for your recently completed fiscal year. Refer to Item 402 of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 117.05 for guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ruairi Regan at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Andrew W. Shawber, Esq.
Summit Law Group, PLLC